Universal Institutional Funds, Inc.  Small Company Growth Porfolio
Item 77O- Transactions effected pursuant to Rule 10f-3


Securities Purchased:	MakeMyTrip Limited
Purchase/Trade Date:	8/12/2010
Size of Offering/shares: 5,000,000
Offering Price of Shares: $14.000
Amount of Shares Purchased by Fund: 222
Percentage of Offering Purchased by Fund: 0.005
Percentage of Funds Total Assets: 0.13
Brokers: Morgan Stanley, Oppenheimer, Pacific Crest Securities
Purchased from:  Pacific Crest Securities

Securities Purchased:	E-Commerce China Dangdang ADR
Purchase/Trade Date:	12/7/2010
Size of Offering/shares: 17,000,000
Offering Price of Shares: $16.000
Amount of Shares Purchased by Fund: 1,366
Percentage of Offering Purchased by Fund:   0.008
Percentage of Funds Total Assets: 0.08
Brokers: Credit Suisse, Oppenheimer & Co., Piper Jaffray, Morgan Stanley, Cowen and Company
Purchased from:  Credit Suisse